Ron Mayo
Vice President, Chief Financial Officer and Treasurer
(563) 383-2557
ron.mayo@lee.net

March 11, 2016

Ms. Melissa Raminpour
Branch Chief
Securities and Exchange Commission

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 27, 2015
From DEF14A filed January 8, 2016
Form 8-K filed December 11, 2015
File No. 001-06227

Dear Ms. Raminpour:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Ronald A. Mayo, Chief Financial Officer of the Company dated March 1, 2016, relating to the Company’s Form 10-K for the Fiscal Year Ended September 27, 2015, Form DEF14A filed January 8, 2016, and Form 8-K filed December 11, 2015. For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in italicized type.

Form 10-K for the Fiscal Year Ended September 27, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 1:
We note from pages 22 and 39 that your presentation of the non-GAAP measures EBITDA and Adjusted EBITDA are reconciled ultimately to operating income (loss) rather than net income. Please revise to reconcile the non-GAAP measures EBITDA and Adjusted EBITDA to net income which represents the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. The selected Lee Legacy and Pulitzer only financial information on pages 41 and 42 should be similarly revised as well as your earnings releases on Form 8-K.

Response:
We believe our current presentation provides information necessary to reconcile these non-GAAP measures ultimately to net income, if desired. However, we do understand the SEC’s views on the most directly comparable GAAP measure of EBITDA and Adjusted EBITDA and will comply with your requested modifications in future filings. Additionally, in future filings we will no longer use EBITDA as we have defined it as a non-GAAP measure and as such we would expect to remove EBITDA from the schedules on pages 39, 41, and 42 and include only a reconciliation of Adjusted EBITDA to net income.

Below is a draft of the presentation we will include in the Selected Financial Information schedules (see our response to comment 6 in which we address your comment on the revised titles we will use going forward) in future flings on Form 10-K, Form 10-Q and earnings releases on Form 8-K to reconcile all of our non-GAAP financial measures to net income (loss):

Consolidated	2016 Q1	2015 Q1	2015	2014	LTM Dec 2015
Advertising and marketing services	105,637	115,830	412,099	443,247	401,906
Subscription	50,430	50,399	194,474	176,826	194,505
Other	12,338	10,981	41,970	40,804	43,327
Total operating revenue	168,405	177,210	648,543	660,877	639,738
Compensation	58,665	61,937	239,028	243,054	235,756
Newsprint and ink	6,685	8,846	30,263	37,994	28,102
Other operating expenses	58,869	60,237	229,165	223,509	227,796
Depreciation and amortization	10,943	11,496	45,563	48,511	45,009
Loss (gain) on sales of assets, net	(971)	(257)	106	(1,338)	(608)
Impairment of intangible and other assets	—	—	—	2,980	—
Workforce adjustments	604	211	3,304	1,265	3,698
Total operating expenses	134,795	142,470	547,429	555,975	539,753
Equity in earnings of TNI and MNI	2,799	2,757	8,254	8,297	8,296
Operating Income	36,409	37,497	109,368	113,199	108,281
Nonoperating expenses, net	17,754	20,992	71,456	99,238	68,218
Income tax expense	7,147	6,498	13,594	6,290	14,243
Net income	11,508	10,007	24,318	7,671	25,820
Adjusted to exclude:
Nonoperating expenses, net	17,754	20,992	71,456	99,238	68,218
Income tax expense	7,147	6,498	13,594	6,290	14,243
Depreciation and amortization	10,943	11,496	45,563	48,511	45,009
Loss (gain) on sale of assets, net	(971)	(257)	106	(1,338)	(608)
Impairment of goodwill and other assets	—	—	—	2,980	—
Equity in earnings of TNI and MNI	(2,799)	(2,757)	(8,254)	(8,297)	(8,296)
Operating cash flow	43,582	45,979	146,783	155,055	144,386
Adjusted to exclude:
Workforce adjustments	604	211	3,304	1,265	3,698
Stock Compensation	570	443	1,971	1,481	2,098
Add:
Ownership share of TNI and MNI EBITDA (50%)	3,809	3,757	11,246	11,236	11,298
Adjusted EBITDA	48,565	50,390	163,304	169,037	161,480
Adjusted to exclude:
Ownership share of TNI and MNI EBITDA (50%)	(3,809)	(3,757)	(11,246)	(11,236)	(11,298)
Add (deduct):
Distributions from TNI and MNI	3,229	2,944	10,975	9,996	11,260
Capital expenditures	(1,470)	(3,547)	(9,707)	(11,824)	(7,630)
Pension contributions	(744)	—	(3,577)	(1,522)	(4,321)
Cash income tax refunds (payments)	11	(4)	(485)	6,022	(470)
Unlevered free cash flow	45,782	46,026	149,264	160,473	149,021
Add (deduct):
Interest income	76	78	337	385	335
Interest expense to be settled in cash	(17,142)	(18,790)	(72,409)	(77,330)	(70,761)
Debt financing and administrative costs paid	(44)	(17)	(733)	(31,587)	(760)
Free cash flow	28,672	27,297	76,459	51,941	77,835

We report separate financial information for Lee Legacy and Pulitzer to comply with a reporting covenant in our debt agreements. All of our debt is an obligation of the Company (i.e. not subsidiary debt), however due to separate collateral packages this level of information is helpful to lenders to understand the performance of each collateral package. The focus of our lenders relates to an Adjusted EBITDA measure for Lee Legacy and Pulitzer and as such we do not prepare complete financial statements for these entities. As a result it would not be possible to reconcile Adjusted EBITDA for Lee Legacy and Pulitzer to net income of the respective entity. The key financial information that we do not prepare at the Lee Legacy and Pulitzer level relates to nonoperating expense and income tax expense, both of which are not included in operating income. As such, we believe our reconciliation of Adjusted EBITDA for Lee Legacy and Pulitzer to operating income is sufficient and provides transparent disclosure to the key users of our financial statements.

Comment 2:
Additionally, please be advised that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization." Measures that are calculated differently should not be characterized as EBITDA and their titles should be distinguished from EBITDA. Please revise your non-GAAP measure presentation accordingly. Refer to the guidance outlined in Question 103.01 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

Response:
As stated in our response to comment 1 above, going forward we will no longer present EBITDA, as we have defined it, and as such will not reconcile EBITDA to net income. As noted in our response to comment 1, we will provide a reconciliation of Adjusted EBITDA to net income in future filings.

Comment 3:
Reference is made to your disclosures contained in the first paragraph under the heading NON-GAAP FINANCIAL MEASURES on page 22 in which you state the reasons you believe the presentation of non-GAAP measures are useful to investors and others in generic terms. We do not consider your current disclosures to fully comply with the requirements of Item 10(e)(1)(i) of Regulation S-K as the disclosures should be specific to each non-GAAP financial measure. Please revise to provide the disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K for each of your non-GAAP financial measures. Please provide us with your revised disclosures as part of your response.

Response:
We appreciate your comment and will expand our disclosures on non-GAAP financial measures in future filings to address each measure individually. Below is a draft of the expanded disclosure we will include in future filings:

“We use non-GAAP financial performance measures for purposes of evaluating our performance. Therefore, we believe that each of the non-GAAP measures presented provides useful information to investors by allowing them to view our businesses through the eyes of our management and Board of Directors, facilitating comparison of results across historical periods, and providing a focus on the underlying ongoing operating performance of our businesses. The non-GAAP financial measures we use are as follows:

Adjusted EBITDA is a non-GAAP financial performance measure that enhances investors’ overall understanding of the financial performance of the Company. It is defined as net income (loss), plus nonoperating expenses, income tax expense (benefit), depreciation, amortization, loss (gain) on sale of assets, impairment charges, workforce adjustment costs, stock compensation and our 50% share of EBITDA from TNI and MNI, minus equity in earnings of TNI and MNI and curtailment gains.

Adjusted Income (Loss) and Adjusted Earnings (Loss) Per Common Share are non-GAAP financial performance measures that we believe offer a useful view of the overall operation of the Company.

They are defined as income (loss) attributable to Lee Enterprises, Incorporated and earnings (loss) per common share adjusted to exclude both unusual matters and those of a substantially non-recurring nature.

Cash Costs is a non-GAAP financial performance measure of operating expenses that are settled in cash and is useful to investors in understanding the management of the Company’s cost structure. It is defined as compensation, newsprint and ink, other operating expenses and certain unusual matters, such as workforce adjustment costs. Depreciation, amortization, impairment charges, other non-cash operating expenses and other unusual matters are excluded. Cash Costs are also presented excluding workforce adjustments.

Operating Cash Flow is a non-GAAP financial performance measure that we believe offers a useful view of operating results of the Company excluding its equity method investments. It is defined as net income (loss), plus nonoperating expenses, income tax expense (benefit), depreciation, amortization, loss (gain) on sale of assets and impairment charges minus equity in earnings of TNI and MNI and curtailment gains. Operating cash flow margin is defined as operating cash flow divided by operating revenue.

Unlevered Free Cash Flow and Free Cash Flow are non-GAAP liquidity measures that provide a useful view into the Company’s operating performance including all sources and uses of cash. These measures are used by stockholders, analysts and lenders in the valuation of the Company. Unlevered Free Cash Flow is defined as net income (loss), plus nonoperating expenses, income tax expense (benefit), depreciation, amortization, loss (gain) on sale of assets, impairment charges, stock compensation, distributions from TNI and MNI and cash income tax refunds, minus equity in earnings of TNI and MNI, curtailment gains, cash income taxes, pension contributions and capital expenditures. Changes in working capital, asset sales, minority interest and discontinued operations are excluded. Free Cash Flow also includes financial income, interest expense and debt financing and reorganization costs.”

Comment 4:
Reference is made to Unlevered Free Cash Flow and Free Cash Flow. From page 13, it appears unlevered free cash flow represents a non-GAAP liquidity measure. In this regard, please tell us why operating income is considered the most directly comparable financial measure for reconciliation purposes. Additionally, please be advised that Item 10(e)(1)(ii)(A) of Regulation S-K prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures.” It appears from your reconciliation on page 39 that certain amounts requiring cash settlement have been included in the measures. Please advise or revise your disclosures and reconciliations accordingly.

Response:
As discussed in response to comment 1, in future filings the Company will reconcile all non-GAAP financial measures to net income, including unlevered free cash flow and free cash flow. Net income is the appropriate GAAP measure for our non-GAAP reconciliations for the following reasons:

1.	The table is require by our debt agreements and it also reconciles all non-GAAP financial measures to net income.

2.	It enhances the financial statement users understanding of the metrics used in managing the Company.

3.
Reconciling to net income allows financial statement users to reconcile non-GAAP liquidity measures to a statement of cash flows GAAP measure, if that is desired, as net income is the starting point in the statement of cash flows.

4.
Reconciling to net income allows us to separately disclose in one summary table the key items of free cash flow that are useful to stockholders, analysts and investors, such as pension contributions, cash income taxes and capital expenditures.

Unlevered free cash flow and free cash flow are non-GAAP liquidity measures that are used by stockholders, analysts and lenders in the valuation of the Company. Item 10(e)(1)(ii)(A) of Regulation S-K lists criteria for non-GAAP liquidity measures, and our current reporting complies with those standards. The adjustments for pension contributions, cash tax payments, etc. are to ensure the outflows and inflows from all sources are included in our definition of those terms to be in compliance with the regulation.

For example, as shown in our response to comment 1 above, we begin our reconciliation with net income and then remove income tax expense. Had we not adjusted for cash income tax payments, our definition of unlevered free cash flow would have excluded charges that required cash settlement and therefore been in violation with the regulation.

Critical Accounting Policies, page 23

Comment 5:
Reference is made to your Goodwill and Other Intangible Assets critical accounting policy. You disclose that during fiscal 2015 you performed additional quantitative analysis regarding the carrying value of your goodwill and concluded the implied fair value of goodwill was in excess of its carrying value; thus, no impairment was recorded. Please tell us whether you were at risk of failing step one of the impairment test. If so, please consider disclosing the percentage by which fair value exceeded carrying value as of the most recent test. We note that you used a combination of an income and market approach in determining fair value of your business. Rather than simply describing the approaches, please provide the key assumptions used and how such key assumptions were determined. Please consider a discussion of the degree of uncertainty associated with the key assumptions and should be specific to the extent possible. We may have further comment.

Response:
Under ASC 350-20-35, an entity must evaluate on a periodic basis any potential impairment of goodwill using a two-step goodwill impairment test. As noted in the Company’s Form 10-K for the year ended September 27, 2015, Lee has one reporting unit. As of June 28, 2015, Lee reported a stockholders’ deficit of $163.3 million and as such had a negative carrying value for its single reporting unit. In accordance with ASC 350-20-35-8A, due to certain qualitative factors and the negative carry value, the Company did not perform the Step 1 exercise and proceeded to the Step 2 analysis. The result of the Step 2 analysis was that implied goodwill was more than double its carrying amount and as a result there was no impairment.

As you note in your comment, our current disclosure provides a summary of the methods we use to calculate fair value under the income and market approaches. Due to the fact the implied fair value is significantly in excess of carrying value we did not deem it necessary to provide any sensitivity analysis in our disclosure.

In our future 10-K filings, we will include an expanded description of the impairment testing performed in the “Critical Accounting Policies” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This disclosure will include a comment about some of the estimation uncertainties and will include a description of the valuation methods used to determine fair value of the reporting unit and the material assumptions used in each valuation method, and disclose that the fair value of goodwill was substantially in excess of the carrying value. A draft of the expected disclosure is as follows:

“Should we determine that a goodwill impairment is more likely than not, we make a determination of the fair value of our business. Fair value is determined using a combination of an income approach and a market approach.

Under the income approach, fair value is determined by estimating future cash flows discounted to their present value. The market approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the publishing industry. Determining the fair value is judgmental in nature and involves significant estimates and assumptions including estimates of future revenue, cash costs, operating margins, discount rates, valuation multiples of entities engaged in the same or similar lines of business and future economic and market conditions.

There are significant inherent uncertainties and judgments involved in estimating fair value. An extension or deepening of the industry downturn could have a negative impact on the cash flow analysis. While we believe we have used reasonable estimates and assumptions to estimate the fair value of our reporting unit, it is possible that material changes could occur due to factors impacting our industry. If actual results are not consistent with our estimates and assumptions, such as future revenue, operating margins, EBITDA, growth rates and discount rates, we may be required to reassess our goodwill for impairment in the future.“

Selected Consolidated Financial Information, page 39

Comment 6:
Please revise the titles of the tables “Selected Consolidated Financial Information” starting on page 39. The current titles of the tables are confusing with the similarly titled “selected financial data” on page 21 and give no indication that the information provided is related to the reconciliation of non-GAAP financial measures. The tables should clearly describe their purpose and be easily distinguished from the tables on page 21. The selected Lee Legacy and Pulitzer only financial information on pages 41 and 42 should be similarly revised as well as your earnings releases on Form 8-K.

Response:
In future filings, we will revise the heading “Selected Consolidated Financial Information” as we understand that this heading could be mistaken for Item 6. Selected Financial Data. These tables on pages 39-42 are the reconciliations of our non-GAAP financial measures to the closest related GAAP measure. Please see our response to comment 7 with respect to explanatory language we expect to include with these tables in future filings.

Selected Lee Legacy Only Financial Information
Selected Pulitzer Only Financial Information, page 42

Comment 7:
Please revise to clarify your reasons for presenting the separate financial information for the Lee Legacy and Pulitzer operations given that the acquisition of Pulitzer took place in 2005.

Response:
The breakout of Lee Legacy and Pulitzer financial information is a reporting covenant in our debt agreements. While all of our debt is an obligation of the Company, there are separate collateral packages for Lee Legacy and Pulitzer and as a result, our lenders require that this information be provided as to each. We believe this information is helpful to not only lenders but other financial statement users as it provides useful information as to how the Company will repay debt. Below is a draft of explanatory language we expect to include in future filings:

“The following Lee Legacy only and Pulitzer only summary financial information are reconciliations of non-GAAP financial measures. These tables are included as they are required reporting covenants in our debt agreements. Lee Legacy plus Pulitzer equals the consolidated financial information on the previous page, which is reconciled to net income on a consolidated basis in accordance with GAAP. These non-GAAP financial measures should not be considered in isolation from or as a substitute for the related consolidated GAAP measures, and should be read together with financial information presented on a GAAP basis.”

Form DEF14A filed January 8, 2016
Appendix A, page 33

Comment 8:
We note from page 16 that you have presented the non-GAAP measures “cash costs” and “Adjusted EBITDA” and provided a footnote that references your annual report on Form 10-K. Please revise to include reconciliations to the most directly comparable GAAP measure for each of the non-GAAP measures pursuant to Regulation G.

Response:
We believe the footnote reference tells users where they can obtain a definition for the non-GAAP measures noted above. We do, however, understand and appreciate your comment and to the extent we include non-GAAP financial measures in our Definitive Proxy Statement in future filings, we will include the non-GAAP reconciliation in the filing itself as opposed to referencing a separate filing. The reconciliation will be consistent with the table provided in response to comment 1.

Form 8-K filed December 11, 2015

Comment 9:
We note from the press release included in exhibit 99.1 that operating cash flow and Adjusted EBITDA are the first measures presented in bullet points of the exhibit. In addition, we note that in the operating results narrative for both the fourth fiscal quarter of 2015 and full fiscal year 2015 narrative you discuss the changes in operating cash flow and Adjusted EBITDA without a balanced discussion of the net income. Please be advised that when you present non-GAAP measures, the most directly comparable GAAP measure should be presented with equal or greater prominence. Please revise your presentation accordingly and include a balanced discussion of the relevant GAAP measures. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Response:
In future filings, we will expand on our discussion of net income and earnings per share to ensure the GAAP financial measures are presented with equal or greater prominence than our non-GAAP financial measures.

* * * *

In connection with the response to this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (563) 383-2557.

Sincerely,

/s/ Ronald A. Mayo
Ronald A. Mayo
Vice President, Chief Financial Officer and Treasurer